Sandip Rana Chief Financial Officer Direct Tel: 416-306-6303 rana@franco-nevada.com	Franco-Nevada Corporation 199 Bay Street Suite 2000, P.O. Box 285 Commerce Court West Toronto, Ontario M5L 1G9 Tel: 416-306-6300 Fax: 416-306-6330 www.franco-nevada.com

August 21, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                        Extension for Responding to

SEC Staff Comments dated August 13, 2013, regarding
Franco-Nevada Corporation
Form 40-F for the Year Ended December 31, 2012
Filed March 20, 2013
File No. 001-35286

Dear Ms. Jenkins:

As discussed on August 20, 2013 with Suying Li of the staff, we requested and were granted an extension until September 11, 2013 for responding to the staff’s comments set forth in the August 13, 2013 letter regarding the above-referenced Form 40-F.

Sincerely,
Franco-Nevada Corporation

/s/ Sandip Rana

Sandip Rana
Chief Financial Officer

cc:                                Lloyd Hong, Chief Legal Officer & Corporate Secretary

Kimberley Anderson, Dorsey & Whitney LLP